Filed pursuant to Rule 424(b)(3)
File No. 333-167037
PROSPECTUS
2,300,000 Shares
FURNITURE BRANDS INTERNATIONAL, INC.
Common Stock

     This prospectus relates to the sale, from time to time, by the Furniture Brands Master Pension Trust (the “Selling Stockholder”), which is the funding vehicle for the Furniture Brands Retirement Plan (the “Pension Plan”) maintained by Furniture Brands International, Inc., of 2,300,000 shares of our common stock, no par value. The shares were contributed by us to the Selling Stockholder to fund certain of our obligations to the Pension Plan. The shares may be offered for sale from time to time by State Street Bank and Trust Company (the “Trustee”), as trustee of the Selling Stockholder, at the direction of the investment manager (“Investment Manager”). The Investment Manager has certain discretionary authority to manage the shares of our common stock contributed to the Selling Stockholder to achieve a specified investment objective. The Investment Manager is not affiliated with us.
     The shares may be sold, from time to time, in brokerage transactions on the New York Stock Exchange, in privately negotiated transactions or otherwise. These sales may be for negotiated prices or on the open market at prevailing market prices. We will not receive any portion of the proceeds of the sale of the shares offered by this prospectus. We will pay all costs, expenses and fees incurred in connection with the preparation and filing of this prospectus and the related registration statement. The Selling Stockholder will pay all other costs, expenses and fees incurred in connection with sales of the shares covered by this prospectus, which costs may include, among other things, underwriters discounts, brokerage fees and commissions.
     Our common stock is listed on the New York Stock Exchange under the symbol “FBN.” The closing market price of our common stock on June 2, 2010 was $7.31 per share.
     An investment in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus and the risk factors that are incorporated by reference into this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 3, 2010.

     You should rely only on the information contained in this prospectus or any related prospectus supplement, including the content of all documents now or in the future incorporated by reference into the registration statement of which this prospectus forms a part. The Selling Stockholder may not authorize anyone to provide you with different information. We are not, and the Selling Stockholder is not, making an offer of the shares to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operation and prospects may have changed since that date.
     As used in this prospectus, except as otherwise specified, all references to “Furniture Brands,” “company,” “we,” “us,” “our,” and similar references are to Furniture Brands International, Inc., Delaware corporation, and its consolidated subsidiaries.

RISK FACTORS
     Investing in our common stock involves risk. Before making an investment decision, you should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference into this prospectus, unless expressly provided otherwise, including, in particular, the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline.
FURNITURE BRANDS INTERNATIONAL, INC.
     We are one of the world’s leading designers, manufacturers, sourcers, and retailers of home furnishings and were incorporated in Delaware in 1921. We market through a wide range of retail channels, from mass merchant stores to single-branded and independent dealers to specialized interior designers. We serve our customers through some of the best known and most respected brands in the furniture industry, including Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Laneventure, and Maitland-Smith.
     Through these brands, we design, manufacture, source, market, and distribute (i) case goods, consisting of bedroom, dining room, and living room furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of recliners and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.
     Our principal executive offices are located at 1 North Brentwood Blvd., 15th Floor, St. Louis, Missouri 63105, and our telephone number is (314) 863-1100. We maintain a website at www.furniturebrands.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.
     To find out where you can obtain copies of our documents that have been incorporated by reference, see “Where You Can Find More Information.”
THE OFFERING
     The shares of common stock offered by this prospectus may be sold from time to time by the Selling Stockholder. The shares were contributed by us to the Selling Stockholder to fund certain of our obligations to the Pension Plan pursuant to a Contribution Agreement dated as of May 21, 2010, and are being registered pursuant to a Registration Rights Agreement dated as of May 21, 2010 between us and the Investment Manager.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains or incorporates by reference “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are generally, though not always, preceded by words such as “anticipates,” “expects,” “believes,” “projects,” “intends,” “plans,” “estimates,” and similar terms that indicate a view to the future and are not merely recitations of historical fact. Such statements are made solely on the basis of our current views and perceptions of future events, and there can be no assurance that such statements will prove to be true. These forward-looking statements are based on assumptions that could be incorrect and are subject to risks and uncertainties. Consequently, no forward-looking statement is guaranteed, and our actual future results may vary materially from the results expressed or implied in our forward-looking statements. The cautionary statements contained in, or incorporated by reference into, this prospectus, including those incorporated by reference under “Risk Factors,” expressly qualify all of our forward-looking statements.
     Some important factors that could affect our future results and cause those results or other outcomes to differ materially from those expressed in the forward-looking statements include:
•	risks associated with the execution of our strategic plan;

•	increased funding obligations of our Pension Plan;

•	changes in economic conditions;

•	loss of market share due to competition;

•	failure to forecast demand or anticipate or respond to changes in consumer tastes and fashion trends;

•	failure to achieve projected mix of product sales;

•	business failures of large customers or a group of customers;

•	distribution realignments;

•	manufacturing realignments and cost savings programs;

•	increased reliance on offshore (import) sourcing of various products;

•	fluctuations in the cost, availability and quality of raw materials;

•	product liability uncertainty;

•	environmental regulations;

•	future acquisitions and divestitures;

•	impairment of intangible assets;

•	anti-takeover provisions which could result in a decreased valuation of our common stock; and

•	loss of funding sources.
Any forward-looking statement speaks only as of the date on which it is made. Except as required by applicable securities laws, we are not obligated, and do not intend, to update any of our forward-looking statements at any time.
USE OF PROCEEDS
     The proceeds from any sale of shares of common stock pursuant to this prospectus are solely for the account of the Selling Stockholder and for the benefit of the Pension Plan. We will not receive any proceeds from any sale of shares by the Selling Stockholder.

SELLING STOCKHOLDER
     The Selling Stockholder is a pension trust that was created as a funding vehicle for the Pension Plan, which is a defined benefit pension plan maintained by us. The shares may be offered for sale from time to time by the Trustee at the direction of the Investment Manager, who has certain discretionary authority in connection with the disposition of the shares of our common stock that are held in the Trust in accordance with specified investment objectives. The Investment Manager is not affiliated with us. Our company’s Benefits Committee has the power to revoke the appointment of the Investment Manager and to appoint new investment managers or to change the scope of the appointment of the Investment Manager. The Benefits Committee was established by our Board of Directors and is comprised of the following officers: our Chief Financial Officer, Senior Vice President- Human Resources, General Counsel, Treasurer, Director of Compensation and Director of Employee Benefits.
     The Selling Stockholder does not own any other shares of our common stock other than the 2,300,000 shares that were contributed to the Selling Stockholder by us and are being offered pursuant to this prospectus.
PLAN OF DISTRIBUTION
     We have registered the shares of common stock to allow the Selling Stockholder to sell all or a portion of the shares to the public from time to time after the date of this prospectus. Upon instructions from the Investment Manager, the Selling Stockholder may sell the shares directly or in negotiated transactions through underwriters, broker-dealers or agents.
     The shares may be sold pursuant to the methods described below from time to time by or for the account of the Selling Stockholder on the New York Stock Exchange, or any other national securities exchange or automated interdealer quotation system on which our common stock is then listed, or otherwise in one or more transactions at:
•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to prevailing market prices; or

•	prices determined on a negotiated or competitive bid basis.
     These sales may be effected in any manner permitted by law, including by any one or more of the following methods:
•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	privately negotiated transactions.
     The Securities and Exchange Commission (the “SEC”) may deem the Selling Stockholder and any broker-dealers or agents who participate in the distribution of the shares to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”). As a result, the SEC may deem any profits made by the Selling Stockholder as a result of selling the shares and any discounts, commissions or concessions received by any broker-dealers or agents to be underwriting discounts and commissions under the Securities Act. To our knowledge, there are currently no plans, agreements, arrangements or understandings between the Selling Stockholder and any underwriter, broker-dealer or agent regarding the sale of the shares.
     To comply with the securities laws of some states, if applicable, the Selling Stockholder may only sell shares in these jurisdictions through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be sold unless they have been registered or qualified for sale in these jurisdictions, or an exemption from registration or qualification is available and complied with. The Selling Stockholder and any other persons participating in the sales of the shares pursuant to this prospectus may be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act’) and the rules and regulations under the Exchange Act. The Selling Stockholder may also sell shares in reliance upon Rule 144 of the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144, rather than under this prospectus.
     With respect to a particular offering of the shares, to the extent required by law, we will file an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, disclosing the following information:
•	the amount of shares being offered and sold;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters employed by the Selling Stockholder in connection with such sale; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the Selling Stockholder.
     If the Selling Stockholder sells the shares through underwriters, broker-dealers or agents, we will not be responsible for underwriting discounts, and concessions or commissions (which commissions will not exceed those customary in the types of transactions involved) or agents’ commissions. Pursuant to the Registration Rights Agreement, we have agreed to pay all of the expenses incidental to the registration, offering and sale of the shares to the public.
     We will not receive any portion of the proceeds of the sale of the shares offered by this prospectus.
     Our common stock trades on the New York Stock Exchange under the symbol “FBN.”
     The Pension Plan is a “pension plan” as defined in the Employee Retirement Income Security Act of 1974, as amended, or ERISA. Prohibited transactions under Title I of ERISA and Section 4975 of the Internal Revenue Code could arise if, absent an available exemption, a person or entity that is a “party in interest,” as defined under ERISA, or a “disqualified person,” as defined under the Internal Revenue Code, were to purchase any shares being offered by the Selling Stockholder. Any such potential purchaser should consult with counsel to determine whether an exemption is available with respect to any such purchase.
LEGAL OPINION
     The validity of the common stock offered hereby will be passed upon for us by Hogan Lovells US LLP, New York, New York.
EXPERTS
     The consolidated financial statements and schedule of Furniture Brands International, Inc. and its consolidated subsidiaries as of December 31, 2009 and December 31, 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated into this prospectus by reference from our Annual Report on Form 10-K for the year-ended December 31, 2009 in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Exchange Act, and in accordance therewith we file reports, proxy statements and other information with the SEC.
     You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a free web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the SEC’s website is http://www.sec.gov. Our SEC filings are also available to the public on our website at http://www.furniturebrands.com.
     This prospectus forms part of the registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):
•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 3, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010;

•	our Current Reports on Form 8-K filed on February 10, 2010, March 1, 2010, May 11, 2010, May 19, 2010 and May 24, 2010; and

•	the description of our common stock contained in our Registration Statement on Form S-3 (File No. 333-84992) effective with the SEC on August 2, 2002, and the description of the associated Series B Junior Participating Preferred Stock contained in our Form 8-A Registration Statement filed with the SEC on August 4, 2009, as amended, by the Form 8-A/A Registration Statement filed with the SEC on March 1, 2010.
     In addition, all filings we make under the Exchange Act after the date of effectiveness of the registration statement shall be deemed to be incorporated by reference in this prospectus and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus (other than, in each case, any information furnished in any such filings pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits) will also be incorporated by reference in this prospectus.
     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such request may be directed to us in writing or by telephone at:
Furniture Brands International, Inc.
Attn: Vice President of Communications and Investor Relations
1 North Brentwood Blvd., 15th Floor
St. Louis, Missouri 63105
Phone: (866) 873-3667